SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2005

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)



      Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

         Name and business address of person filing statement.

                  Rodney O. Mundy
                  Alabama Power Company
                  Post Office Box 2641
                  Birmingham, AL  35291

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Alabama Power Company, Southern Company and all its
                        subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.


                  Senior Vice President and Counsel

         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplemental statement only.)

                Salary or other
                 Compensations
Name of         received     to be            Person or company from whom
recipient                   received          received or to be received


                     (a)        (b)
Rodney O.   $1,349,325.00  to be included       Alabama Power Company/
Mundy                      in supplemental      Southern Company Services, Inc.
                           statement

           (b)    Basis for compensation if other than salary. None

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client:  None

           (b) Itemized list of all other expenses:  None

Date January 22, 2003                       (Signed)  Rodney O. Mundy